UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF
THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-161460-02

GENTERRA CAPITAL INC.

(Exact name of registrant as specified in its charter)

106 Avenue Road
Toronto, Ontario, Canada M5R 2H3 (416) 920-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
Class A Preference Shares, no par value
      Class B Preference Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☒

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A. Genterra Capital Inc. (“Genterra”) (through its predecessor Consolidated Mercantile Incorporated.) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to 1990. Genterra was formed in 2010 by an amalgamation of Consolidated Mercantile Incorporated and Genterra Inc.

B. Genterra has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Genterra has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

On August 20, 2009 Genterra Inc.(on behalf of Genterra Capital Inc.) filed a Registration Statement on Form F-4 (Registration Statement 333-161460) registering 10,367,243 Common Shares, 326,000 Class A Preference Shares and 26,274,918 Class B Preference Shares to be issued to the holders of Consolidated Mercantile Incorporated and Genterra Inc. upon the amalgamation of those constituent corporations that became Genterra Capital Inc. The Registration Statement became effective on December 31, 2009. On September 15, 2010, Genterra filed a post-effective amendment to the Registration Statement and succeeded to Consolidated Mercantile’s reporting obligations pursuant to the above described amalgamation.

Item 3.	Foreign Listing and Primary Trading Market

A.  The primary trading market for Genterra’s securities is the TSX Venture Exchange in Toronto, Canada.

B. Securities were first listed on the TSX Venture Exchange on May 14, 2010. A listing has been maintained on the TSX Venture Exchange over the last 12 months.

C.  During the 12-month period beginning on October 1, 2010 and ending on September 30, 2011, 100% of the average daily trading volume of Genterra's securities occurred on the TSX Venture Exchange, the primary trading market identified above.

Item 4.	Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from October 1, 2010 to September 30, 2011.

B. (i) The average daily trading volume of the Common Shares of Genterra that are the subject of this Form was 0 shares in the United States and 1,269 shares on a worldwide basis.
(ii) The average daily trading volume of the Genterra Class A Preference Shares that are the subject of this Form was 0 shares in the United States and 0 shares on a worldwide basis.
(iii) The average daily trading volume of the Genterra Class B Preference Shares that are the subject of this Form was 0 shares in the United States and 0 shares on a worldwide basis

C. As a percentage of worldwide average daily trading volume, the average daily trading volume of the subject securities in the United States was 0%.

D. Not applicable

E. Not applicable.

F. The Company obtained trading volume for purposes of the calculations described in this Item 4 from Pink Sheets LLC in the United States and from the TSX Venture Exchange daily trading market activity website (tmx.quotemedia.com).

Item 5.	Alternative Record Holder Information

Not Applicable.

Item 6.	Debt Securities

Not Applicable

Item 7.	Notice Requirement

A. The Company disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated October 3, 2011.

B. The press release described above was published on October 3, 2011 and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on October 4, 2011.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on The System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators:  www.sedar.com.

PART III

Item 10.	Exhibits

Not Applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Genterra Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Genterra Capital Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

October 5, 2011	By:	/s/ Stan Abramowitz
Stan Abramowitz, Secretary and Chief Financial Officer